Exhibit 99.1

X Financial Reports Second Quarter 2020 Unaudited Financial Results

SHENZHEN, China, Aug. 20, 2020 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights

•                      Total net revenue decreased by 51.0% to RMB387.9 million (US$54.9 million) from RMB792.3 million in the same period of 2019.

•                      Loss from operations was RMB341.5 million (US$48.3 million), compared with income from operations of RMB223.9 million in the same period of 2019.

•                      Net loss attributable to X Financial shareholders was RMB343.7 million (US$48.6 million), compared with net income attributable to X Financial shareholders of RMB316.1 million in the same period of 2019.

•                      Non-GAAP1 adjusted net loss attributable to X Financial shareholders was RMB325.9 million (US$46.1 million), compared with non-GAAP adjusted net income attributable to X Financial shareholders of RMB355.0 million in the same period of 2019.

•                      Net loss per basic and diluted American depositary share (“ADS”) 2 were both RMB2.14 (US$0.30), compared with net income per basic and diluted American depositary share (“ADS”) of RMB2.02 and RMB1.94, respectively, in the same period of 2019.

•                      Non-GAAP adjusted net loss per basic and adjusted diluted ADS were both RMB2.04 (US$0.29), compared with non-GAAP adjusted net income per basic and adjusted diluted ADS of RMB2.26 and RMB2.18, respectively, in the same period of 2019.

Second Quarter 2020 Operational Highlights

•                      The total loan facilitation amount3 was RMB6,153 million, representing a decrease of 39.5% from RMB10,172 million in the same period of 2019 and a decrease of 9.8% from RMB6,823 million in the first quarter of 2020.

•                      The loan facilitation amount of Xiaoying Credit Loan4 was RMB4,583 million, representing a decrease of 39.9% from RMB7,619 million in the same period of 2019 and a decrease of 1.0% from RMB4,631 million in the first quarter of 2020. Xiaoying Credit Loan accounted for 74.5% of the Company’s total loan facilitation amount, compared with 74.9% in the same period of 2019.

1  The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) attributable to X Financial shareholders, (iii) adjusted net income (loss) per basic ADS, and (iv) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”) represents two Class A ordinary shares.

3  Represents the total amount of loans that X Financial facilitated during the relevant period.

4 X Financial integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018.

•                      The total outstanding loan balance5 as of June 30, 2020 was RMB12,185 million, compared with RMB19,821 million as of June 30, 2019 and RMB14,370 million as of March 31, 2020.

•                      The average loan amount per transaction6 of Xiaoying Term Loan7 was RMB8,356, representing a decrease of 35.0% from RMB12,865 in the same period of 2019 and a decrease of 46.9% from RMB15,745 for the first quarter of 2020.

•                      The average consumption amount per user8 of Xiaoying Revolving Loan9 was RMB7,265, representing a decrease of 15.3% from RMB8,582 for the first quarter of 2020.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91-180 days as of June 30, 2020 were 3.53% and 9.44%, respectively, compared with 6.71% and 7.12%, respectively, as of March 31, 2020, and 3.10% and 4.99%, respectively, as of June 30, 2019.

•                      The number of cumulative borrowers, each of whom made at least one transaction on the Company’s lending platform, as of June 30, 2020 was 6,023,233.

•                      Total cumulative registered users reached 47.1 million as of June 30, 2020.

•                      Institutional funding accounted for 97.4% of the total loan facilitation amount, compared with 81.7% in the first quarter of 2020.

•                      The Gross Merchandise Value (“GMV”)10 of Xiaoying Online Mall11 was RMB22.2 million, representing a decrease of 63.4% from RMB60.8 million in the first quarter of 2020.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We continued to face great challenges due to COVID-19’s impact on all social and economic sectors. However, we have shown and strengthened strong signs of gradual recovery in the market and made timely and strategic decisions that will help the business deal with these uncertainties and the adverse impact on the economy and market environment. As a result, we believe we are well positioned to capture potential market opportunities ahead under the accelerated industry consolidation due to COVID-19.”

“During the second quarter, our number of active borrowers reached 625,707, representing an increase of 46.1% from 428,366 in the previous quarter, mainly due to an increase in the number of active borrowers of Xiaoying Credit Loan. In addition, the credit quality of our borrower base improved greatly during the quarter in part due to our comprehensive risk management capabilities and stringent assessment criteria for borrowers. Our total loan facilitation amount in July has recovered to the level in January 2020 before COVID-19, and so were the delinquency rates for outstanding loans.”

“We continued to operate seamlessly in full compliance with related laws and regulations, and are progressively executing our smooth transition from a pure financial services provider to a more comprehensive business service provider. We believe it is crucial to follow an even more disciplined approach during this adjustment period to generate stronger results when the market recovers and for the sustainability of the business. Starting from the beginning of the second quarter, we actively expanded institutional funding and achieved 100% institutional funding for the new loans facilitated through our platform by the end of the quarter. Despite the impact from COVID-19, our risk management capabilities continue to be well recognized by our institutional partners, and as of June 30, 2020, the total credit lines provided by our institutional partners expanded to RMB62.1 billion from RMB58.6 billion as of March 31, 2020. Furthermore, we are applying for a small loan license to provide more convenient financial services for our customers. We have made encouraging progress on this front and we are expecting to get the license by the end of this year. This initiative will further expand our product offerings to meet the demands of underserved consumers and SMEs in China.”

5  Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off Xiaoying Housing Loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

6  Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

7  Xiaoying Term Loan refers to the loans with fixed repayment periods including Xiaoying Credit Loan, Xiaoying Housing Loan, and Internet Channel.

8  Calculated by dividing the total amount of consumption by the number of active users during the relevant period.

9  Xiaoying Revolving Loan refers to the loans with revolving credit, including Yaoqianhua which was previously named as Xiaoying Wallet.

10  Gross Merchandise Volume (“GMV”) refers to a total sales value for merchandise sold through Xiaoying Online Mall.

11  Xiaoying Online Mall was launched in March 2019 and is a product that provides installment loans to our individual customers enabling them to purchase goods online.

“In conclusion, as China’s economy continues to rebound thanks to the government’s recent efforts to revive the economy and drive domestic consumption with continued policy stimulus. We expect that the Chinese government will continue to stabilize the domestic economy with a series of supportive and long-term sustainable policies to be adopted. We are confident of the strategic measures we have implemented to ride out these challenging market conditions, and our ability to create long-term value for our investors and shareholders.”

Mr. Simon Cheng, President of the Company, added, “Regulatory compliance has always been our top priority and key competitive edge in the market. So far, our transition to 100% institutional funding has been very smooth and we expect to strengthen our relationship with financial partners and keep diversifying our institutional funding sources. At present, we have achieved 100% institutional funding for new loans facilitated through our platform. As of June 30, 2020, the outstanding loan balance of the P2P business was RMB1.6 billion, less than one seventh of the total outstanding loan balance, a significant decrease from RMB8.8 billion as of December 31, 2019 and RMB14.9 billion as of June 30, 2019. We are always doing more to step up our efforts to protect the interests of our investors with greater transparency and timely information.”

“In the meantime, we are continuing to expand our institutional funding base. The number of financial partners continued to increase during the quarter. We are also in negotiations with more financial partners to reduce the funding costs even further. Building our platform out to scale with our proprietary technology-driven risk control infrastructure, we use cutting-edge data analysis and machine learning to profile borrowers on a variety of reliable social and behavioral data. We then use this information to set credit limits for borrowers based on individual risk assessment results. Our proven risk management capabilities and data intelligence have been well received by our institutional partners. As our business recovers with high-growth momentum, we expect to maintain closer cooperation with our financial partners and increase our institutional funding sources.”

“We implemented more stringent risk policy and control measures to improve margins during the quarter. The GMV of Xiaoying Online Mall declined by 63.4% from the first quarter of 2020 to RMB22.2 million. Transaction volumes for our revolving loan product Yaoqianhua declined to RMB1,570 million from RMB2,192 million in the previous quarter. However, total cumulative registered users on the platform increased by 10.6% to 47.1 million as of June 30, 2020, demonstrating the continued value and quality of the loan products that we offer borrowers and consumers, even during such challenging market conditions.”

“In conclusion, we will continue to closely monitor market conditions and ensure we are well positioned to capture the potential market opportunities ahead and foster the development of the business in a healthy and stable manner. We remain confident of the gradual recovery taking place all over China, which will signal a rebound of the economy from the COVID-19 epidemic. Most importantly, we have ample funding sources to capture the enormous growth opportunities in China’s personal finance industry, and thrive when the market revives.”

Mr. Kevin Zhang, Chief Financial Officer of the Company, added, “Although the last quarter was challenging, we continued to make progress on the execution of our business transition strategy. We did see an increase in the number of our active borrowers by 46.1% on a sequential basis and total cumulative registered users reached 47.1 million as of June 30, 2020. Institutional funding accounted for 97.4% of the total loan facilitation amount, compared with 81.7% in the first quarter of 2020. During the second quarter, the percentage of loan products we facilitated that were covered by ZhongAn Insurance decreased further to 54.2% as we continued to reduce our insurance coverage rate to lower customer borrowing costs and enhance credit quality.”

“In the early onset of the third quarter, our business was already on track for a steady recovery. In July, our total loan facilitation amount was back to the level in January 2020 before COVID-19, and so were the delinquency rates for outstanding loans. The delinquency rates for all outstanding loans that are past due for 31-90 days as of June 30, 2020 was 3.53%, compared with 6.71% as of March 31, 2020. We expect this improvement trend to continue in the upcoming quarters. In the meantime, we continue to take a disciplined and prudent approach on cost control and will conform our business operation towards a healthier margin profile. In light of the accelerated combination of efforts to improve our top-line and reduce operational expenses, we expect to resume the profit during the second half of 2020.”

“We will continue to prioritize long-term value for our shareholders by focusing on improving operational efficiency and lowering our customer borrowing costs. In addition to improving the quality of our underlying assets and risk control management systems, we have largely strengthened our internal efforts to acquire more quality borrowers for Xiaoying Credit Loan, our core loan business, and expect to facilitate more loans in the coming quarters.”

Second Quarter 2020 Financial Results

Total net revenue decreased by 51.0% to RMB387.9 million (US$54.9 million) from RMB792.3 million in the same period of 2019, primarily due to a decrease in transaction volumes as a result of a more stringent risk policy put in place to address impact of COVID-19, and also partially offset by an increase in the proportion of total net revenue generated by the loans facilitated through the Consolidated Trusts which was recorded over the life of the underlying financing using the effective interest method.

Loan facilitation service fees under the direct model decreased by 58.3% to RMB197.6 million (US$28.0) from RMB474.1 million in the same period of 2019, primarily due to a decrease in the total transaction volumes under the direct model compared with the same period of 2019.

Loan facilitation service fees under the intermediary model was RMB1.2 million (US$0.2 million), compared with RMB135.8 million in the same period of 2019, primarily due to a decrease in loans facilitated under the intermediary model whose transfer qualifies for sales accounting.

Post-origination service fees decreased by 49.4% to RMB48.8 million (US$6.9 million) from RMB96.6 million in the same period of 2019, as a result of the cumulative effect of decreased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income increased by 112.2% to RMB127.7 million (US$18.1 million) from RMB60.2 million in the same period of 2019, primarily due to the following factors: (i) an increase of average loan balances held by the Consolidated Trusts due to the establishment of new trusts since the second half of 2019, and (ii) an increase in loans facilitated through other financial partners. These loans do not qualify for sales accounting, and the service fees are recognized as financing income over the life of the underlying financing using the effective interest method.

Other revenue decreased by 51.3% to RMB12.5 million (US$1.8 million) from RMB25.6 million in the same period of 2019, primarily due to a decrease in penalty fees for late or early repayment and commission fees for introducing borrowers to other platforms.

Origination and servicing expenses increased by 17.6% to RMB496.7 million (US$70.3 million) from RMB422.3 million in the same period of 2019, primarily due to the following factors: (i) an increase in customer acquisition costs, and (ii) an increase in interest expense related to loans facilitated through the Consolidated Trusts.

General and administrative expenses increased by 34.9% to RMB75.1 million (US$10.6 million) from RMB55.7 million in the same period of 2019, primarily due to an increase in management fee paid to third-party trusts companies compared with the same period of 2019.

Sales and marketing expenses decreased by 43.6% to RMB15.1 million (US$2.1 million) from RMB26.8 million in the same period of 2019, primarily due to a reduction in promotional and advertising expenses since the outbreak of COVID-19.

Provision for contingent guarantee liabilities was RMB3.7 million (US$0.5 million), compared with nil in the same period of 2019, primarily attributable to the increase, caused by the pandemic, in estimated default rate of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for accounts receivable and contract assets decreased by 25.3% to RMB28.3 million (US$4.0 million) from RMB37.9 million in the same period of 2019, primarily due to a combined effect of (i) a decrease in accounts receivable and contract assets, and (ii) a change in the estimated default rates.

Provision for loans receivable was RMB110.5 million (US$15.6 million), compared with RMB25.8 million in the same period of 2019, primarily due to an increase in loans receivable which was in line with an increase in the proportion of total net revenue generated by the loans facilitated through other financial partners.

Loss from operation was RMB341.5 million (US$48.3 million), compared with income from operation of RMB223.9 million in the same period of 2019.

Loss before income taxes and gain from equity in affiliates was RMB387.8 million (US$54.9 million), compared with income before income taxes and gain from equity in affiliates of RMB205.3 million in the same period of 2019.

Income tax benefit was RMB43.3 million (US$6.1 million), compared with RMB107.5 million in the same period of 2019, primarily because of a tax exemption recorded in the second quarter of 2019.

Net loss attributable to X Financial shareholders was RMB343.7 million (US$48.6 million), compared with net income attributable to X Financial shareholders of RMB316.1 million in the same period of 2019.

Non-GAAP adjusted net loss attributable to X Financial shareholders was RMB325.9 million (US$46.1 million), compared with non-GAAP adjusted net income attributable to X Financial shareholders of RMB355.0 million in the same period of 2019.

Net loss per basic and diluted ADS were both RMB2.14 (US$0.30), compared with net income per basic and diluted ADS of RMB2.02 and RMB1.94, respectively, in the same period of 2019.

Non-GAAP adjusted net loss per basic and diluted ADS were both RMB2.04 (US$0.29), compared with non-GAAP adjusted net income per basic and diluted ADS of RMB2.26 and RMB2.18, respectively, in the same period of 2019.

Cash and cash equivalents was RMB333.5 million (US$47.2 million) as of June 30, 2020, compared with RMB611.6 million as of March 31, 2020.

Business Outlook

In light of the continued steady recovery in the business that is seeing, the Company currently expects a quarter-on-quarter growth over 20% in the total loan facilitation for the third quarter. Providing the stable epidemic situation maintaining in China, as well as the accelerated combination of efforts to improve the top-line and reduce operational costs and expenses, the Company expects to be able to resume the profit during the second half of 2020. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Friday, August 21, 2020 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 28, 2020:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10147262

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

New Accounting Pronouncements

In June 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The Company have adopted the new standard effective January 1, 2020, using a modified retrospective basis under which prior comparative periods are not restated. The impact of the adoption of this guidance on the Group’s consolidated statements of comprehensive income after tax amounts to RMB17.2 million as of January 1, 2020.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,005,980	333,493	47,203
Restricted cash	514,323	1,063,012	150,460
Accounts receivable and contract assets, net of allowance for doubtful accounts	771,154	246,581	34,901
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	289,553	713,080	100,930
Loans at fair value	2,782,333	1,798,739	254,595
Deposits to institutional cooperators	518,720	1,846,547	261,362
Prepaid expenses and other current assets	707,450	615,537	87,124
Financial guarantee derivative	719,962	470,687	66,621
Deferred tax assets, net	465,441	572,160	80,984
Long term investments	292,142	301,450	42,667
Property and equipment, net	20,139	16,463	2,330
Intangible assets, net	35,127	38,222	5,410
Loan receivable from Xiaoying Housing Loans, net	89,536	62,102	8,790
Other non-current assets	68,772	46,134	6,530
TOTAL ASSETS	8,280,632	8,124,207	1,149,907

LIABILITIES
Payable to investors	3,006,349	3,101,778	439,028
Guarantee liabilities	17,475	21,015	2,974
Short-term bank borrowings	—	341,495	48,335
Accrued payroll and welfare	63,649	42,789	6,056
Other tax payable	58,086	62,496	8,846
Income tax payable	340,996	286,590	40,564
Deposit payable to channel cooperators	108,923	31,273	4,426
Accrued expenses and other liabilities	274,440	320,691	45,391
Other non-current liabilities	42,300	23,467	3,322
Deferred tax liabilities	1,309	584	83
TOTAL LIABILITIES	3,913,527	4,232,178	599,025

Commitments and Contingencies
Equity:
Common shares	201	202	29
Additional paid-in capital	2,987,363	3,042,034	430,572
Retained earnings	1,311,194	771,188	109,155
Other comprehensive income	67,101	77,310	10,943
Total X Financial shareholders’ equity	4,365,859	3,890,734	550,699
Non-controlling interests	1,246	1,295	183
TOTAL EQUITY	4,367,105	3,892,029	550,882

TOTAL LIABILITIES AND EQUITY	8,280,632	8,124,207	1,149,907

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for	Three Months Ended June 30,			Six Months Ended June 30,
share and per share data)	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	474,120	197,626	27,972	1,100,502	443,587	62,787
Loan facilitation service-Intermediary Model	135,788	1,218	172	170,951	38,231	5,411
Post-origination service	96,550	48,825	6,911	169,558	112,938	15,985
Financing income	60,190	127,729	18,079	77,992	302,346	42,794
Other revenue	25,605	12,470	1,765	49,670	19,760	2,797
Total net revenue	792,253	387,868	54,899	1,568,673	916,862	129,774

Operating costs and expenses:
Origination and servicing	422,297	496,701	70,303	758,836	921,576	130,441
General and administrative	55,680	75,089	10,628	111,951	145,021	20,526
Sales and marketing	26,760	15,084	2,135	57,445	26,897	3,807
Provision for contingent guarantee liabilities	—	3,714	526	—	21,590	3,056
Provision for accounts receivable and contract assets	37,853	28,259	4,000	104,256	110,375	15,623
Provision for loans receivable	25,751	110,535	15,645	40,467	153,366	21,708
Credit losses for other financial assets	—	—	—	—	9,597	1,358
Total operating costs and expenses	568,341	729,382	103,237	1,072,955	1,388,422	196,519

Income (loss) from operations	223,912	(341,514)	(48,338)	495,718	(471,560)	(66,745)
Interest income, net	4,644	3,784	536	5,406	10,237	1,449
Foreign exchange gain (loss)	22	12	2	(851)	(72)	(10)
Investment loss	(12,538)	—	—	(12,538)	—	—
Change in fair value of financial guarantee derivative	(61,271)	(39,521)	(5,594)	(114,262)	(117,042)	(16,566)
Fair value adjustments related to Consolidated Trusts	49,295	(14,309)	(2,025)	81,851	(46,660)	(6,604)
Other income (loss), net	1,272	3,755	531	8,986	8,991	1,273

Income (loss) before income taxes and gain from equity in affiliates	205,336	(387,793)	(54,888)	464,310	(616,106)	(87,203)

Income tax benefit (expense)	107,477	43,334	6,134	53,872	74,487	10,543
Gain from equity in affiliates	3,249	841	119	7,045	1,661	235
Net income (loss)	316,062	(343,618)	(48,635)	525,227	(539,958)	(76,425)
Less: net income (loss) attributable to non-controlling interests	—	49	7	200	48	7
Net income (loss) attributable to X Financial shareholders	316,062	(343,667)	(48,642)	525,027	(540,006)	(76,432)

Net income (loss)	316,062	(343,618)	(48,635)	525,227	(539,958)	(76,425)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	21,614	(1,906)	(270)	2,731	10,209	1,445
Comprehensive income (loss)	337,676	(345,524)	(48,905)	527,958	(529,749)	(74,980)
Less: comprehensive income (loss) attributable to non controlling interests	—	49	7	200	48	7
Comprehensive income (loss) attributable to X Financial shareholders	337,676	(345,573)	(48,912)	527,758	(529,797)	(74,987)

Net income per share—basic	1.01	(1.07)	(0.15)	1.70	(1.68)	(0.24)
Net income per share—diluted	0.97	(1.07)	(0.15)	1.63	(1.68)	(0.24)

Net income per ADS—basic	2.02	(2.14)	(0.30)	3.40	(3.36)	(0.48)
Net income per ADS—diluted	1.94	(2.14)	(0.30)	3.26	(3.36)	(0.48)

Weighted average number of ordinary shares outstanding—basic	312,856,055	320,806,405	320,806,405	309,459,601	320,737,174	320,737,174
Weighted average number of ordinary shares outstanding—diluted	325,115,232	326,779,421	326,779,421	321,718,778	326,710,190	326,710,190

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for	Three Months Ended June 30,			Six Months Ended June 30,
share and per share data)	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income (loss)	316,062	(343,618)	(48,635)	525,227	(539,958)	(76,425)
Add: Share-based compensation expenses (net of tax of nil)	38,954	17,754	2,513	81,153	54,156	7,665
Non-GAAP adjusted net income (loss)	355,016	(325,864)	(46,122)	606,380	(485,802)	(68,760)

Net income (loss) attributable to X Financial shareholders	316,062	(343,667)	(48,642)	525,027	(540,006)	(76,432)
Add: Share-based compensation expenses (net of tax of nil)	38,954	17,754	2,513	81,153	54,156	7,665
Non-GAAP adjusted net income (loss) attributable to X Financial shareholders	355,016	(325,913)	(46,129)	606,180	(485,850)	(68,767)

Non-GAAP adjusted net income (loss) per share—basic	1.13	(1.02)	(0.14)	1.96	(1.51)	(0.21)
Non-GAAP adjusted net income (loss) per share—diluted	1.09	(1.02)	(0.14)	1.88	(1.51)	(0.21)

Non-GAAP adjusted net income (loss) per ADS—basic	2.26	(2.04)	(0.29)	3.92	(3.02)	(0.42)
Non-GAAP adjusted net income (loss) per ADS—diluted	2.18	(2.04)	(0.29)	3.76	(3.02)	(0.42)

Weighted average number of ordinary shares outstanding—basic	312,856,055	320,806,405	320,806,405	309,459,601	320,737,174	320,737,174
Weighted average number of ordinary shares outstanding—diluted	325,115,232	326,779,421	326,779,421	321,718,778	326,710,190	326,710,190